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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                                ________________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                  ONEOK, INC.
                                  -----------
             (Exact name of registrant as specified in its charter)


              OKLAHOMA                                  783-1520922
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


100 WEST FIFTH STREET                                   74103-0871
TULSA, OKLAHOMA                                         ----------
----------------------------------------                 (Zip Code)
(Address of principle executive offices)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                              Name of each exchange on which
Title of each class to be so registered          class is to be registered
---------------------------------------       ------------------------------
SERIES C PARTICIPATING PREFERRED STOCK,           New York Stock Exchange
PAR VALUE $0.01 PER SHARE

  If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

  If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          ONEOK Inc., a Delaware corporation ("ONEOK"), Western Resources, Inc.,
                                               -----
a Kansas corporation ("WRI") and WAI, Inc. ("WAI"), a newly formed Oklahoma
                       ---                   ---
corporation and a wholly-owned subsidiary of WRI, entered into an Agreement, dated as of December 12, 1996, as amended and restated as of May 19, 1997, pursuant to which: (A) immediately prior to the effective time of the Merger (as defined below) (the "Merger Effective Time"), WRI contributed, or caused to be contributed, certain assets and all of the outstanding capital stock of WRI's direct and indirect wholly-owned subsidiaries, Westar Gas Marketing, Inc. and Mid Continent Market Center, Inc. to WAI, where upon WAI assumed certain liabilities and debt of WRI and (B) ONEOK was merged (the "Merger") with and
                                                           ------
into WAI, with WAI as the surviving corporation and whereupon WAI's name was changed to "ONEOK, Inc." (WAI being referred to herein, after the Merger Effective Time, as "New ONEOK"). On November 26, 1997, the Merger was
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consummated.  In addition, immediately prior to the Merger Effective Time on
November 26, 1997, WRI and WAI entered into a Shareholder Agreement (the "Shareholder Agreement") pursuant to which, among other things, there were established certain terms and conditions concerning the acquisition and disposition of securities of WAI by WRI, and related provisions concerning the WRI's relationship with and investment in New ONEOK. All capitalized terms not defined herein have the meanings ascribed to such term in the Rights Agreement (as defined herein).

          On November 26, 1997, the Board of Directors of New ONEOK, declared a dividend distribution of one preferred share purchase right (a "Right") for each
                                                                -----
outstanding share of Common Stock, par value $0.01 per share (the "Common
                                                                   ------
Shares"), of New ONEOK. The dividend is payable to the stockholders of record as of 5:00 P.M., Eastern Standard Time, on November 26, 1997 (the "Record
                                                                   ------
Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from New ONEOK one one-hundredth of a share of Series C Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares") at a price
                                                 ----------------
of $80.00 per one one-hundredth of a Preferred Share (the "Purchase Price"),
                                                           --------------
subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 26, 1997 (the "Rights Agreement"),
                                                        ----------------
between New ONEOK and Liberty Bank and Trust Company of Oklahoma City, N.A. (the "Rights Agent").
 ------------

          Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except

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pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days
(or such later date as the Board may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an
Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common
            -----------------
Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring
                                                                      ---------
Person."  The first date of public announcement that a person or group has
------
become an Acquiring Person is the "Shares Acquisition Date."  "Disinterested
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Directors" are directors who are not officers of New ONEOK and who are not
---------
Acquiring Persons or their affiliates, associates or representatives of any of them, or any Person who directly or indirectly proposed or nominated as a director of New ONEOK by a Transaction Person. "Transaction Person" with respect
                                                ------------------
to a Transaction means (x) any Person who (i) is or will become an Acquiring Person if the Transaction were to be consummated and (ii) directly or indirectly proposed or nominated a director of New ONEOK which director is in office at the time of consideration of the Transaction or (y) an Affiliate or Associate of
such a Person. A "Permitted Offer" is a tender or exchange offer for all
                  ---------------
outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a Majority of Disinterested Directors to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of New ONEOK, its stockholders and its other relevant constituencies (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such directors may deem relevant and (ii) any tender or exchange offer required or permitted to be made by the Shareholder Group (as defined in the Shareholder Agreement) pursuant to, and in accordance with, the Shareholder Agreement.

          Notwithstanding the foregoing, an Acquiring Person does not include
(i) any member of the Shareholder Group, but only to the extent of Common Shares held or acquired by such Shareholder Group member in accordance with the terms of the Shareholder Agreement, and provided that the exemption provided under this clause (i) shall permanently expire at such time as the Total Ownership Percentage of WRI and its affiliates first falls below 10% or (ii) any Transferee who acquires Beneficial Ownership of Common Shares from the Shareholder Group pursuant to Sections 3.4(a) or 3.4(b) of the Shareholder Agreement or who acquires Beneficial Ownership of less than 5% of the Common Shares in a public offering pursuant to Section 3.4(c) of the Shareholder Agreement, but only to the extent of Common Shares acquired in accordance with the terms of the Shareholder Agreement (it being understood that, any such Transferee shall become an Acquiring Person upon the concurrent or subsequent acquisition by such Transferee, or its Affiliates or Associates, of any additional Common Shares if, after giving effect to such acquisition, and taking into account all shares Beneficially Owned

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by the Transferee including the shares acquired from the Shareholder Group, such
Transferee would be an Acquiring Person but for the provisions of this clause
(ii)). "Shareholder Group" means WRI, any Affiliate of WRI and any Person with
       -----------------
whom WRI or any Affiliate of WRI is part of a 13D Group. (Defined terms used in clauses (i) and (ii) above which are defined in the Shareholder Agreement and not otherwise defined herein shall have the same respective meanings as such terms have in the Shareholder Agreement).

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record
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of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York City time, on November 26, 2007, unless earlier redeemed by New ONEOK as described below.

          In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as defined above), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-In
                                                                    -------
Right") to receive upon exercise the number of Common Shares, or, in the
-----
discretion of the Board of Directors, of one one-hundredth of a Preferred Share (or, in certain circumstances, other securities of New ONEOK) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

          In the event that, at any time following the Shares Acquisition Date,
(i) New ONEOK is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's

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voting power, or (ii) more than 50% of New ONEOK's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which are voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon
                                            -----------------
exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

          The Purchase Price payable, and the number of one-hundredths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-hundredths of a Preferred Share will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day price to the date of exercise.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $0.01 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of one hundred to 1 (as adjusted) for each Preferred Share and Common Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in

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which Common Shares are exchanged, each Preferred Share will be entitled to receive one hundred times the amount received per Common Share. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to at least six full quarterly dividends, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, New ONEOK may redeem the rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption
                                                                      ----------
Price"), which redemption shall be effective upon the action of the Board of
-----
Directors. Additionally, New ONEOK may redeem the then outstanding Rights in whole but not in part, at the Redemption Price after the triggering of the Flip-in Right and before the expiration of any period during which the Flip-in Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving New ONEOK in which all holders of Common Shares are treated alike but not involving a Transaction Person. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of New ONEOK, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of New ONEOK, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

ITEM 2.  EXHIBITS.

Exhibit No.  Description
-----------  -----------

   1         Rights Agreement, dated as of November 26, 1997 between ONEOK, Inc.
             and Liberty Bank and Trust Company of Oklahoma City, N.A., as Rights Agent.


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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                         ONEOK, INC.

                         By: /s/ Jerry D. Neal
                            --------------------------------------
                                 Vice President

Date:  November 26, 1997

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                                 EXHIBIT INDEX

Exhibit No.    Description
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   1           Rights Agreement, dated as of November 26, 1997 between ONEOK,
               Inc. and Liberty Bank and Trust Company of Oklahoma City, N.A., as Rights Agent.

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